   As filed with the Securities and Exchange Commission on September 26, 2000
                                                  Registration No. 333-51309

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    Form S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                 SEMPRA ENERGY
             (Exact name of registrant as specified in its charter)

         California                                       4932                               33-0643023
(State or Other Jurisdiction                  (Primary Standard Industrial         (I.R.S. Employer Identification
of Incorporation or Organization)             Classification Code Number)                      Number)

                                 101 Ash Street
                          San Diego, California 92101
                                 (619) 696-2034
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                              JOHN R. LIGHT, ESQ.
                                 Sempra Energy
                  101 Ash Street, San Diego, California 92101
                                 (619) 696-2034
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            BARRY M. CLARKSON, ESQ.
                                Latham & Watkins
                            701 B Street, Suite 2100
                          San Diego, California  92101
                                 (619) 236-1234

          Approximate date of commencement of proposed sale to public:
     From time to time after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering. [X]     333-51309
                                                      ---------


  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                                                           [LOGO]



Direct Stock Purchase Plan

Sempra Energy hereby offers participation in its Sempra Energy Direct Stock Purchase Plan (the Plan), designed to provide investors with a convenient method to purchase shares of Sempra Energy's Common Stock and to reinvest all or a portion of the cash dividends paid on the Common Stock.

The Plan is the successor to the Enova Corporation Direct Common Stock Investment Plan and the Pacific Enterprises Shareholder Dividend Reinvestment and Stock Purchase Plan. Participants in the Enova and Pacific Enterprises predecessor plans automatically became participants in the Plan upon effectiveness of the business combination transaction by which Enova and Pacific Enterprises became subsidiaries of Sempra Energy.

Shares of Common Stock purchased under the Plan will, at the option of Sempra Energy, represent newly issued shares, shares purchased in the open market by an agent (Purchasing Agent) independent of Sempra Energy, or a combination of newly issued and open market purchases.

This prospectus contains a summary of the material provisions of the Plan and, therefore, this prospectus should be retained by participants in the Plan for future reference.

Sempra Energy's Common Stock is listed on the New York and Pacific Stock Exchanges under the symbol "SRE."

This prospectus relates to ten million (10,000,000) shares of Common Stock to be offered for purchase under the Plan.

September 25, 2000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC). The full registration statement may be obtained from the SEC or Sempra Energy, as indicated below.

Sempra Energy files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."
                                          -------------------

Sempra Energy's common stock is listed on the New York and Pacific Stock Exchanges, where reports, proxy statements and other information concerning Sempra Energy may be inspected. In addition, reports, proxy statements and other information concerning Sempra Energy can be inspected at its offices at 101 Ash Street, San Diego, California 92101.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our companies and their finances.

(a) Annual Report on Form 10-K of Sempra Energy for the year ended December 31, 1999, filed with the SEC on March 29, 2000;

(b) Quarterly Report on Form 10-Q of Sempra Energy for the quarter ended March 31, 2000, filed with the SEC on May 5, 2000;

(c) Quarterly Report on Form 10-Q of Sempra Energy for the quarter ended June 30, 2000, filed with the SEC on August 14, 2000;

(d)  Current Report on Form 8-K of Sempra Energy filed with the SEC on
     January 28, 2000 and Amendment No. 1 thereto filed on Form 8-K/A with the SEC on February 8, 2000;

(e) Current Report on Form 8-K of Sempra Energy filed with the SEC on February 18, 2000;

(f) Current Report on Form 8-K of Sempra Energy filed with the SEC on February 22, 2000;

(g) Current Report on Form 8-K of Sempra Energy filed with the SEC on March 9, 2000;

(h) Current Report on Form 8-K of Sempra Energy filed with the SEC on March 30, 2000;

(i) Current Report on Form 8-K of Sempra Energy filed with the SEC on April 28, 2000;

(j) Current Report on Form 8-K of Sempra Energy filed with the SEC on August 2, 2000; and

(k) Registration Statement of Mineral Energy Company (now Sempra Energy) on Form 8-A, filed with the SEC on June 5, 1998.

We are also incorporating by reference all additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the termination of the offering of securities described in this prospectus.


If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. Shareholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

     Sempra Energy
     Attention:  Secretary
     101 Ash Street
     San Diego, California 92101
     Telephone:  (877) SEMPRA7

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated September 25, 2000. You should not assume that the information contained in this prospectus is accurate as of any date other than September 25, 2000.

THE COMPANY

SEMPRA ENERGY

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company whose subsidiaries provide electricity, natural gas and value-added products and services. Through its two regulated subsidiaries, Southern California Gas Company (SoCalGas) and San Diego Gas & Electric Company (SDG&E), Sempra Energy has the largest utility customer base in the United States--more than 6 million meters serving 21 million consumers.


Sempra Energy was incorporated in California in 1996, and was formed to effect the business combination of Enova Corporation and Pacific Enterprises. The principal offices for Sempra Energy are at 101 Ash Street, San Diego, California 92101, and the telephone number is (877) 7SEMPRA.


                                 SEMPRA ENERGY
                           Direct Stock Purchase Plan

PURPOSE

The purpose of the Plan is to promote long-term ownership by existing and new investors in Sempra Energy by providing a convenient method to purchase shares of Common Stock and to reinvest all or a portion of the cash dividends paid.

FEATURES OF THE PLAN

 . Persons not presently owning shares of Common Stock may become participants by making an initial cash investment of $500 or more or by authorizing a minimum of ten (10) automatic monthly withdrawals of at least $50 each for the purchase of Common Stock.

 . Shareholders may enroll in the Plan by participating in the reinvestment service of the Plan, by making an initial investment through the Plan, or by using the other service features of the Plan, such as certificate safekeeping.


 . Participants may make additional investments in Common Stock through optional cash investments of at least $25 for any single investment up to a maximum of $150,000 per calendar year (including the initial investment). Optional investments may be made by check, money order or automatic deduction from a predesignated U.S. bank account. Optional cash investments may be made occasionally or at regular intervals at the participant's option.

 . Funds invested in the Plan are fully invested in Common Stock through the purchase of whole shares and fractions of shares, and proportionate cash dividends on fractions of shares of Common Stock are used to purchase additional fractional shares of Common Stock. Brokerage commissions incurred in the purchase of shares will be paid by Sempra Energy. Purchases will be made at least once a week, but may be made more frequently.

 . Sempra Energy offers a "safekeeping" service whereby investors may deposit, free of any service charges, certificates representing Common Stock with the Administrator and have their ownership of such Common Stock maintained on the Administrator's records as part of their account.

 . Participants may make transfers or gifts of Common Stock at no charge. When a participant transfers or gives shares to another person, a Plan account will be opened for the recipient. The participant can also request that a special gift certificate be mailed to them for presentation to the recipient.

 . Participants may sell all or any portion of their Common Stock through the Plan. Sales will usually be made on a daily basis. A transaction fee and sale commission will be deducted from the proceeds of the sale.

 . Participants will receive Statements of Account showing all transactions completed during the year to date. A statement will be provided whenever the participant has made an optional cash investment, or deposited or transferred shares.

 . Participants may establish a line of credit, backed by shares of Common Stock held in their Plan accounts, without selling such shares. There are enrollment and annual fees associated with this program. Dividends will continue to be paid on the Common Stock that is being held as collateral for the line of credit.

PLAN ADMINISTRATION

First Chicago Trust Company of New York (a division of EquiServe which we refer to in this prospectus as the "Administrator"), Sempra Energy's transfer agent, registrar and dividend disbursing agent, will administer the Plan, purchase and hold shares of Common Stock under the Plan, keep records, send Statements of Account to participants, and perform other duties related to the Plan.

For information about the Plan, contact the Administrator toll free:

     Non-shareholders requesting Plan material: (800) 821-2550
     Available 24 hours a day, every day of the year

     Shareholder customer service: (877) 7SEMPRA
     An automated voice response system is available 24 hours a day, every day of the year. Customer service representatives are available 8:30 a.m. - 8:00 p.m. Eastern time, each business day.

Internet Messages forwarded on the Internet will be responded to promptly. The First Chicago Trust Company (FCTC) Internet address is www.equiserve.com.

You can obtain information about your account via the Internet on EquiServe's web site. You can access your share balance, sell shares, request a stock certificate and obtain online forms and other information about your account. To get Internet access, you will require a password which will be sent to you upon request by calling, toll free, (877) THEWEB7 ( (877) 843-9327).

     TTY: (201) 222-4955. A telecommunication device for the hearing impaired is available.

     Or write to:

          Sempra Energy
          c/o FCTC of New York, a division of EquiServe
          P.O. Box 2598
          Jersey City, NJ  07303-2598

     Written communications may also be sent to the Administrator by facsimile at (201) 222-4861.

     Optional cash investments, by check or money order, payable to "Sempra Energy-FCTC of New York," in United States dollars, should be mailed to:

          Sempra Energy
          c/o FCTC of New York, a division of EquiServe
          Direct Service Investment Payments
          P.O. Box 13531
          Newark, NJ  07188-0001

Plan participants should include their account numbers on all correspondence, together with telephone numbers where they can be reached during business hours.

ELIGIBILITY

Any individual or entity, whether or not a record holder of Common Stock, is eligible to participate in the Plan, provided that (i) such person fulfills the requirements for participation described below under "Enrollment Procedures" and
(ii) in the case of citizens or residents of a country other than the United States, its territories and possessions, participation would not violate local laws applicable to Sempra Energy, the Plan or the participant.

ENROLLMENT PROCEDURES

Shareholders

Any shareholder of record of Common Stock is eligible to participate in the Plan. A shareholder may enroll in the Plan by completing an enrollment form and returning it to the Administrator to reinvest dividends and/or make optional cash investments. Requests for such forms should be directed to the Administrator, either by telephone or in writing.

Non-Shareholders

To enroll, investors must make an initial investment of at least $500 or authorize a minimum of ten (10) automatic monthly withdrawals of at least $50 each for the purchase of Common Stock and return a completed Initial Investment Form to the Administrator.

Street Name Holders

Owners of Common Stock held on their behalf by banks, brokers or nominees may participate in the Plan by withdrawing some or all of their shares from such accounts.

INVESTMENT DATE

The Investment Date for purchases of shares of Common Stock for accounts under the Plan will commence on either the cash dividend payment date or, during periods in which no cash dividend is paid, a date not later than five business days after initial investment and/or optional cash investments are received by the Administrator.

METHODS OF INVESTMENT

Once enrolled in the Plan, additional share purchases using the Plan's optional cash investment feature can be made in the amount of not less than $25 per investment nor more than $150,000 per annum, inclusive of the initial investment. No interest will be paid on amounts held by the Administrator pending investment.

Check Investment

Optional cash investments may be made by enclosing a check or money order for not less than $25 (payable to "Sempra Energy-FCTC of New York" in United States dollars), with a completed optional cash investment stub which is attached to each statement. Do not send cash.

An administrative fee will be assessed to a participant whose check or automatic monthly withdrawal is returned for insufficient funds.

Automatic Investment from a Bank Account

Participants may make automatic monthly investments of $25 or more through a predesignated U.S. bank account. To initiate automatic monthly deductions, the participant should contact the Administrator and complete and sign an Automatic Monthly Deduction Form and return it to the Administrator together with a voided blank check for the account from which funds are to be drawn. Forms will be processed and will become effective as soon as practicable. A fee of $0.50 per transaction will be charged to the participant. Once automatic monthly deduction is initiated, funds will be drawn from the participant's designated bank account on the third business day preceding the last Investment Date of each month, and will be invested in Common Stock beginning on that Investment Date.

Participants may change or terminate automatic investments by notifying the Administrator in writing. Such notification must be received at least six business days prior to the next automatic Investment Date to be effective by that date.

Dividend Reinvestment

Each participant in the Plan may elect one of the following options:

 . have cash dividends on all of the shares of Common Stock automatically reinvested in additional Common Stock;

 . have cash dividends on less than all of their whole shares paid in cash and reinvest any remaining amount of dividends in additional Common Stock;
   or

 .  have all dividends paid in cash.

DIRECT DEPOSIT OF DIVIDENDS

Through Sempra Energy's direct deposit feature, a participant may elect to have any cash dividends not being reinvested under the Plan paid by electronic funds transfer to the participant's predesignated U.S. bank account. To receive such dividends by direct deposit, contact the Administrator at (877) 7SEMPRA for a Direct Deposit Authorization Form. Participants must first complete and sign the direct deposit form and return the form to the Administrator.

Direct Deposit Authorization Forms will be processed and will become effective as promptly as practicable after receipt by the Administrator. Participants may change the designated account for direct deposit or discontinue this feature by written instruction to the Administrator.

PURCHASE OF COMMON STOCK

Purchases will be made at least once a week, but may be made more frequently. If any designated Investment Date is a day when the New York Stock Exchange is not open, the Investment Date shall be the next business day.

Purchases of Common Stock under the Plan will be made as soon as practicable after each Investment Date, consistent with applicable law and an orderly market for the Common Stock.

If shares are purchased in the open market, the price of Common Stock will be the weighted average price (excluding brokerage commissions) of all shares purchased for the relevant Investment Date. The participant's account will be credited with the shares purchased.

If shares are purchased directly from Sempra Energy, the price will be the average of the high and low sale prices of Sempra Energy Common Stock reported on the NYSE-Composite Transactions on the Investment Date.

All fractional shares are rounded to three decimal places and are credited to the participant's account in the same manner as whole shares.

Participants will be required to pay certain fees in connection with the purchase of shares of Common Stock under the Plan. See "Transaction Fees" on page 13. Broker commissions incurred in the purchase of shares will be paid by Sempra Energy.

SALE OF SHARES

Participants may sell any number of shares of Common Stock held in the participant's account by calling (877) 7SEMPRA and selecting the appropriate automated option or by sending a written request to the Administrator. Certificated shares can be deposited in a participant's Plan account and subsequently sold through the Plan. A request to sell all shares held in a participant's account will be treated as a termination of that account.

The Administrator will make every effort to process the participant's sale order on the day it is received by the Administrator, provided that instructions are received before 1:00 p.m. Eastern Time on a business day during which the Administrator and the relevant securities markets are open. The proceeds of the sale, less applicable fees and commissions, will be sent to the participant.

Sales will be made for the participant's account on the open market through an agent designated by the Administrator. The sale price for shares sold for a participant will be at the then current market price of the Common Stock. The participant will receive the proceeds, less any applicable fees and commissions.


Participants will be required to pay certain fees in connection with the sale of shares of Common Stock under the Plan. See "Transaction Fees" on page 13.

CERTIFICATES FOR SHARES

Shares purchased and held under the Plan will be held in safekeeping by the Administrator in its name or the name of its nominee. The number of shares (including fractional interests) held for each participant will be shown on each statement. Participants may obtain a certificate for some or all of the whole shares of Common Stock held in their Plan accounts upon written or telephonic request to the Administrator.

Certificates will be issued in the name or names in which the account is registered, unless otherwise instructed. If the certificate is to be issued in a name other than that on the participant's Plan account, the signature(s) on the instructions or stock power must be Medallion Guaranteed by an eligible financial or securities institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing the certificates is in fact the registered owner as it appears on the stock certificate or stock power. No certificates will be issued for fractional shares.

WITHDRAWAL FROM THE PLAN

Participants may withdraw from the Plan by giving written notice to the Administrator or by completing and returning the appropriate section of the Statement of Account to the Administrator. Upon withdrawal, the participant must elect to either (i) receive a certificate for the number of whole shares held in the participant's Plan account and a check for the value of any fractional shares less any applicable fees and commissions; or (ii) sell all or part of the whole shares in the participant's Plan account as described under "Sale of Shares," and receive a certificate for any remaining whole shares and a check for the value of any fractional shares less any applicable fees and commissions.

If a notice to withdraw is received by the Administrator on or after the Record Date for such dividend payment, the Administrator, in its sole discretion, may either pay such dividend in cash or reinvest the dividend in shares on behalf of the withdrawing participant. If such dividend is reinvested, the Administrator may sell the shares purchased and remit the proceeds to the participant, less any applicable fees and commissions.


STOCK-SECURED LINE OF CREDIT PROGRAM

The objective of the stock-secured line of credit program is to enable shareholders to obtain cash without selling their shares of Common Stock. The program is provided by an independent financial institution.

To qualify for the line of credit program, a participant must hold at least $4,000 of Common Stock deposited in the Plan. Standard line of credit amounts begin at $3,000 and any such line of credit is collateralized by up to 75% of the value of shares held in the Plan.

Contact the Administrator for a line of credit application. The shares stay in safekeeping with the Administrator and continue to earn dividends.

SHARE SAFEKEEPING

Participants may use the Plan's "share safekeeping" service to deposit any Common Stock certificates in their possession with the Administrator. Shares deposited will be transferred into the name of the Administrator or its nominee and credited to the participant's account under the Plan.

To insure against loss resulting from mailing your certificates to the Administrator, the Plan provides for mail insurance free of charge for certificates valued up to $25,000 current market value provided they are mailed first class. To be eligible for certificate mailing insurance, certificates must be mailed in brown, pre-addressed return envelopes supplied by the Administrator. The Administrator will promptly send the participant a statement confirming each deposit of certificates. The Administrator must be notified of any claim within thirty (30) calendar days of the date the certificates were mailed. To submit a claim, an individual investor must be a current participant or the individual investor's loss must be incurred in connection with becoming a participant. In the latter case, the claimant must enroll in the program at the time the insurance claim is processed. The maximum insurance protection provided is $25,000 and coverage is available only when the certificate(s) are sent to the Administrator in accordance with the guidelines described above. Insurance covers the replacement of shares of stock, but in no way protects against any loss resulting from the fluctuations in the value of such shares from the time the individual mails the certificates until such time as replacement can be effected.

If you do not use a brown pre-addressed envelope provided by the Administrator, certificates (unendorsed) should be sent to the Jersey City, New Jersey address listed on page 6 via registered mail, return receipt requested and insured for possible mail loss for 2% of the current market value (minimum of $20.00). The insurance proceeds would be available to cover the premium for the bond required in order to replace the lost certificates.

By using the share safekeeping service, investors no longer bear the risk associated with loss, theft or destruction of stock certificates. Shares held in safekeeping can be sold and withdrawn from time to time, as described in "Sale of Shares" on page 9, and "Gift/Transfer of Shares," as described below.

GIFT/TRANSFER OF SHARES

Gift or Transfer of Shares of Common Stock


If participants wish to change the ownership of all or part of their shares held under the Plan through a gift, private sale or otherwise, the participant must deliver properly completed written instructions to the Administrator. Transfers must be made in whole shares. No fraction of a share credited to a participant's account may be transferred unless the participant's entire account is transferred. Signatures must be Medallion Guaranteed by an eligible financial or securities institution participating in the Medallion Guarantee program.

Participants may make gifts of Sempra Energy Common Stock by:

 . making an initial investment of at least $500 and up to a maximum of $150,000 to establish an account in the recipient's name;

 . submitting an optional cash investment in an amount not less that $25 nor more than $150,000 on behalf of an existing Plan participant; or

 .  by transferring shares from the participant's account to another person.
   Shares may be transferred to new or existing shareholders.

A gift certificate, if requested, will be sent to the account holder, free of charge, for presentation to the recipient.

The new participants, at their option, may elect one of the following options:


 . have cash dividends on all of the shares of Common Stock automatically reinvested in additional Common Stock;

 . have cash dividends on less than all of the whole shares paid in cash and reinvest any remaining amounts of dividends in additional Common Stock; or

 .  have all dividends paid in cash.

If no election is made, the account will be automatically enrolled in the dividend reinvestment service of the Plan with all dividends being automatically reinvested.

TRANSACTION FEES

-------------------------------------------------------------------------------------------------------
Initial Cash Investment                               $15.00 per transaction (no charge to Sempra
                                                      Energy shareholders)
Optional Cash Investment:
- via check                                           Sempra Energy pays the purchase transaction fee

- via automatic monthly deductions transaction        $0.50 per transaction

Reinvestment of Dividends                             Sempra Energy pays the purchase transaction fee

Sales Fee                                             $10.00 per transaction plus commission of $0.03
                                                      per share

Establishment of a Line of Credit                    $35.00

Certificate Withdrawal                               No Charge

Market Price Information for Cost-Basis Purposes     Most recent two years free ($5.00 per additional
                                                     year, maximum $25.00)
------------------------------------------------------------------------------------------------------

REPORTS TO PARTICIPANTS

Whenever a participant purchases, sells or deposits shares through the Plan, the participant will promptly receive a transaction advice with the details of the transaction.

All shares held or purchased through the Plan are recorded in the same account. After each dividend reinvestment, the participant will receive a detailed statement showing the amount of the latest dividend reinvested, the purchase price per share, the number of shares purchased (three decimal places) and the total Plan book-entry shares. The statement will also show all year-to-date account activity, including purchases, sales, certificate deposits or withdrawals and dividend reinvestments. This will enable the participant to review the complete Plan book-entry holdings at a glance.

Quarterly and/or annual statements show the current account balance including all certificated shares, Plan book-entry shares and the dividend amount reinvested each quarter. The account statements will also show year-to-date transaction activity, including any purchases, sales, certificate deposits or withdrawals.

On each statement and transaction advice there will be information such as how to buy or sell shares through the Plan and where to call or write for additional information.

In addition, each participant will receive a comprehensive year-end account statement summarizing activity in the Plan for the entire year, which is helpful for record keeping and tax purposes.

Participants will receive copies of all communications sent to holders of Common Stock. This includes annual reports to shareholders and proxy material.

All notices, statements and reports from the Administrator to a participant will be addressed to the participant at the participant's latest address of record with the Administrator. Therefore, participants must promptly notify the Administrator of any change of address.

FEDERAL INCOME TAX CONSEQUENCES

The federal income tax consequences for Plan participants are as follows:

 . In the case of reinvested dividends, when the Administrator acquires shares for a participant's account directly from Sempra Energy, the participant must include in gross income a dividend measured by the fair market value of the shares so acquired. Alternatively, when the Administrator purchases Common Stock for a participant's account on the open market with reinvested dividends, the amount of the dividend will also include that portion of any brokerage commissions paid by Sempra Energy that are attributable to the purchase of the participant's shares. For both alternatives described above, the basis of the shares acquired is in general equal to the amount of the dividend attributable to the acquisition of the shares (i.e., the basis of shares generally equals the amount of dividends included in the gross income of a participant).

 . In the case of shares purchased on the open market with additional cash investments, participants will be in receipt of a dividend to the extent of any brokerage commissions paid by Sempra Energy. The participant's basis in the shares acquired with additional cash investments will be the cost of the shares to the Administrator plus an allocable share of any brokerage commissions paid by Sempra Energy.

 . A participant's holding period for Common Stock acquired pursuant to the Plan will begin on the day following the credit of such shares to such participant's account and end on the day of sale.

 . A participant will not realize any taxable income upon the participant's request for certificates for certain or all shares or upon termination of participation in, or termination of, the Plan.

 . A participant will realize gain or loss when shares are sold or exchanged, whether pursuant to the participant's request or by the participant after receipt of shares from the Plan, and in the case of a fractional share, when the participant receives a cash adjustment for a fraction of a share held in the participant's account upon termination of participation in, or termination of, the Plan. The amount of such gain or loss will be the difference between the amount which the participant receives for the shares or fraction of a share and the tax basis thereof.

 . Subject to the limitations contained in the Internal Revenue Code, the transaction fees may be deductible by participants who itemize deductions.

If a participant has failed to furnish a valid taxpayer identification number to the Administrator, unless the participant is exempt from the back-up withholding requirements described in Section 3406 of the Internal Revenue Code, then the Administrator will withhold 31% from the amount of Common Stock dividends, the proceeds of the sale of fractional shares and the proceeds of any sale of whole shares. In addition, the Interest and Dividend Tax Compliance Act of 1983 provides that if a new participant fails to certify that such participant is not subject to withholding on interest and dividend payments under Section 3406(a)(D) of the Internal Revenue Code, then 31% must be withheld from the amount of Common Stock dividends. The withheld amounts will be deducted from the amount of dividends and the remaining amount will be reinvested.

FOR FURTHER INFORMATION AS TO THE TAX CONSEQUENCES TO PARTICIPANTS IN THE PLAN, INCLUDING STATE, LOCAL AND FOREIGN TAX CONSEQUENCES, PARTICIPANTS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS. THE ABOVE DISCUSSION IS BASED ON FEDERAL TAX LAWS AS IN EFFECT AS OF THE DATE HEREOF. PARTICIPANTS SHOULD CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO THE IMPACT OF ANY FUTURE LEGISLATIVE PROPOSALS OR LEGISLATION ENACTED AFTER THE DATE OF THIS PROSPECTUS.

MISCELLANEOUS

Stock Dividend or Stock Split

Any shares of Common Stock distributed as a result of a stock dividend or stock split on shares held by the Administrator for a participant or by a participant will be credited to the participant's Plan account.

Rights Offering

A participant's entitlement in a rights offering will be based upon the participant's number of whole shares only.

Voting of Proxies

A participant will be sent a proxy card representing both the shares held by the participant in certificate form and the whole shares held by the Administrator in the participant's account under the Plan. Such proxy will be voted as indicated by the participant on the signed proxy. If the proxy card or instruction form is not returned or if it is returned unsigned by the registered owner(s), none of the participant's shares will be voted.

Limitation of Liability

Neither Sempra Energy nor the Administrator, in administering the Plan, will be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon such participant's death, the prices at which shares are purchased or sold for the participant's account or the times when such purchases or sales are made (provided, however, that nothing herein shall be deemed to constitute a waiver of any rights a participant might have under the Securities Act of 1933, as amended, the Exchange Act or other applicable federal securities laws), or fluctuations in the market value of Common Stock.

Participants should recognize that neither Sempra Energy nor the Administrator can assure them of a profit or protect them against a loss on the shares purchased by them under the Plan.


Dividends currently are paid quarterly to shareholders. The payment of future dividends is within the discretion of the board of directors.

Change or Termination of Plan

Sempra Energy reserves the right to suspend, modify or terminate the Plan at any time. All participants will receive notice of any such suspension, modification or termination. Upon termination of the Plan by Sempra Energy, certificates for whole shares held in a participant's account under the Plan will be issued and a cash payment will be made for any fractional share less applicable fees and commissions.

USE OF PROCEEDS

Common Stock purchased through the Plan will, at the option of Sempra Energy, be newly issued shares, shares purchased in the open market by the Administrator or a combination of newly issued shares and open market purchases by the Administrator. Sempra Energy is unable to estimate the number of shares, if any, which will be purchased directly from Sempra Energy under the Plan or the amount of proceeds from any such shares. If shares for the Plan are purchased from Sempra Energy, the net proceeds will be used by Sempra Energy for general corporate purposes.

DESCRIPTION OF CAPITAL STOCK

The following is a brief summary of certain of the provisions contained in Sempra Energy's Amended and Restated Articles of Incorporation (Articles) and Amended and Restated Bylaws (Bylaws) with respect to its Common Stock, without par value. Copies of the Articles and Bylaws have been incorporated by reference as exhibits to the Registration Statement. The following summary does not purport to be complete and reference is made to the Articles and Bylaws for a full and complete statement of such provisions.

Dividend Rights

After payment or setting aside for payment of all dividends and sinking fund payments, if any, on Sempra Energy's preferred stock, holders of Common Stock are entitled to dividends when and as declared out of any funds legally available therefor. As of September 25, 2000, Sempra Energy had no preferred stock outstanding. Dividends on the Common Stock, if declared, are payable on a quarterly basis.

General Voting Rights

Subject to the rights of Sempra Energy's preferred stock, if any, the holders of Common Stock have full voting rights, except that no shareholder may cumulate votes in the election of directors.

Liquidation Rights

In the event of liquidation, dissolution, or winding up, after payment to the holders of any outstanding Sempra Energy preferred stock of the amounts to which they are entitled, all remaining assets shall be distributed to the holders of the Common Stock.

Pre-Emptive, Subscription and Conversion Rights, and Non-Assessability

The holders of the Common Stock do not have any pre-emptive, subscription or conversion rights, nor are the shares thereof assessable.

Transfer Agent and Registrar

First Chicago Trust Company of New York, a division of EquiServe, P.O. Box 2598, Jersey City, NJ 07303-2598.

LEGAL MATTERS

Certain legal matters regarding the Plan have been passed upon for Sempra Energy by Pillsbury Madison & Sutro LLP, San Diego, California.

EXPERTS

The consolidated financial statements and related financial statement schedule incorporated in this Registration Statement by reference from Sempra Energy's Annual Report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 317 of the Corporations Code of the State of California permits a corporation to provide indemnification to its directors and officers under certain circumstances. The Sempra Energy Articles and Bylaws eliminate the liability of directors for monetary damages to the fullest extent permissible under California law and provide that indemnification for liability for monetary damages incurred by directors, officers and other agents of Sempra Energy shall be allowed, subject to certain limitations, in excess of the indemnification otherwise permissible under California law. In addition, Sempra Energy has entered into indemnification agreements with its directors and officers which generally provide for indemnification of the officers and directors to the fullest extent permitted under California law, including under circumstances for which indemnification would otherwise be discretionary under California law. Sempra Energy maintains liability insurance and is also insured against loss for which it may be required or permitted by law to indemnify its directors and officers for their related acts.

The directors and officers of Sempra Energy are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities and against which they cannot be indemnified by Sempra Energy.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

             TABLE OF CONTENTS
                                                         [Sempra Logo]

                                              Page
                                              ----
Available
Information..................................  2
Documents Incorporated by Reference..........  2
The Company..................................  4
Direct Stock Purchase Plan...................  4
     Purpose.................................  4
     Features of the Plan....................  4
     Plan Administration.....................  5
     Eligibility.............................  6
     Enrollment Procedures...................  7
     Investment Date.........................  7
     Methods of Investment...................  7
     Direct Deposit of Dividends.............  8
     Purchase of Common Stock................  8
     Sale of Shares..........................  9          Direct Stock
     Certificate for Shares..................  10        Purchase Plan
     Withdrawal from the Plan................  10
     Stock-Secured Line of Credit Program....  10
     Share Safekeeping.......................  11
     Gift/Transfer of Shares.................  12
     Transaction Fees........................  13
     Reports to Participants.................  13
     Federal Income Tax Consequences.........  14
Miscellaneous................................  15
Use of Proceeds..............................  16          PROSPECTUS
Description of Capital Stock.................  17
Legal Matters................................  17
Experts......................................  18
Indemnification of Directors and Officers....  18

No person has been authorized to give any
information or make any representations
not contained in this prospectus in
connection with the offer contained in
this prospectus, and if given or made,
such information or representations must
not be relied upon as having been                        September 25, 2000
authorized by Sempra Energy.  This
prospectus does not constitute an offer of
any securities other than those to which
it relates or an offer to sell, or a
solicitation of an offer to buy, the
securities to which it relates in any
jurisdiction to any person to whom it is
not lawful to make any such offer or
solicitation in such jurisdiction.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

Filing Fee - SEC.................................       $ 77,320
Fees of Counsel..................................         20,000
Auditor's Fees...................................         25,000
Printing, including registration statement,
 prospectus, exhibits, etc.......................         50,000
Miscellaneous expenses...........................          3,000
                                                        --------
Total Expenses (estimated).......................       $175,320
                                                        ========


Item 15.  Indemnification of Directors and Officers.

  Section 317 of the Corporations Code of the State of California permits a corporation to provide indemnification to its directors and officers under certain circumstances. The Sempra Energy Amended and Restated Articles of Incorporation and Amended and Restated Bylaws eliminate the liability of directors for monetary damages to the fullest extent permissible under California law and provide that indemnification for liability for monetary damages incurred by directors, officers and other agents of Sempra Energy shall be allowed, subject to certain limitations, in excess of the indemnification otherwise permissible under California law. In addition, we have entered into indemnification agreements with our directors and officers which generally provide for indemnification of the officers and directors to the fullest extent permitted under California law, including under circumstances for which indemnification would otherwise be discretionary under California law. We maintain liability insurance and we are insured against loss for which we may be required or permitted by law to indemnify our directors and officers for their related acts.

  Our directors and officers are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), which might be incurred by them in such capacities and against which they cannot be indemnified by Sempra Energy.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits.

     See Exhibit Index.

Item 17.  Undertakings.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration

          Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on this 25th day of September, 2000.

                                         SEMPRA ENERGY

                                      By: /s/ Stephen L. Baum
                                         -------------------------------
                                         Stephen L. Baum
                                         Chairman, President  and Chief
Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen L. Baum, Neal E. Schmale and John R. Light and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) and supplements to this Registration Statement, and any related registration statements necessary to register additional securities, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                                              Title                          Date
           ---------                                              -----                          ----
      /s/ Stephen L. Baum
---------------------------------                          Chairman, President,           September 25, 2000
         Stephen L. Baum                            Chief Executive Officer and Director

       /s/ Neal E. Schmale
----------------------------------                     Executive Vice President and       September 25, 2000
         Neal E. Schmale                                  Chief Financial Officer

        /s/ Frank H. Ault
----------------------------------                    Vice President and Controller       September 25, 2000
          Frank H. Ault

        /s/ Hyla H. Bertea
----------------------------------                               Director                 September 25, 2000
          Hyla H. Bertea

         /s/ Ann L. Burr
----------------------------------                               Director                 September 25, 2000
           Ann L. Burr

      /s/ Herbert L. Carter
----------------------------------                               Director                 September 25, 2000
        Herbert L. Carter

     /s/ Richard A. Collato
----------------------------------                               Director                 September 25, 2000
       Richard A. Collato

       /s/ Daniel W. Derbes
----------------------------------                               Director                 September 25, 2000
        Daniel W. Derbes


            /s/ Wilford D. Godbold, Jr.
-------------------------------------------------                Director                 September 25, 2000
               Wilford D. Godbold, Jr.

             /s/ William D. Jones
-------------------------------------------------                Director                 September 25, 2000
               William D. Jones

            /s/ Ralph R. Ocampo
-------------------------------------------------                Director                 September 25, 2000
               Ralph R. Ocampo

             /s/ William G. Ouchi
-------------------------------------------------                Director                 September 25, 2000
               William G. Ouchi

            /s/ Richard J. Stegemeier
-------------------------------------------------                Director                 September 25, 2000
               Richard J. Stegemeier

             /s/ Thomas C. Stickel
-------------------------------------------------                Director                 September 25, 2000
               Thomas C. Stickel

             /s/ Diana L. Walker
-------------------------------------------------                Director                 September 25, 2000
               Diana L. Walker

                                 EXHIBIT INDEX

These Exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
-------
            4.1+   Amended and Restated Articles of Incorporation of the Registrant.
            4.2*   Amended and Restated Bylaws of the Registrant.
       5 & 23.1+   Opinion and Consent of Pillsbury Madison & Sutro LLP.
           23.2    Independent Auditors' Consent.
           24.1    Power of Attorney of the Registrant's Board of Directors and Executive Officers
                   (included in the signature page).
           24.2+   Resolutions of the Registrant's Board of Directors.

------------------------

+ Previously filed.
* Incorporated herein by reference to the Registration Statement on Form S-8 dated June 5, 1998, File No. 333-56161.